May 13, 2016

EDGAR

United States Securities and

Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Form N-CSR

John Hancock Funds III (the “Registrant”) on behalf of:

   Core High Yield Fund

   Discipline Value Mid Cap Fund

   Disciplined Value Fund

   International Value Equity Fund

   Select Growth Fund

   Small Company Fund

   Strategic Growth Fund

File Nos. 333-125838; 811-21777

Ladies and Gentlemen:

Enclosed herewith for filing pursuant to the Investment Company Act of 1940 and the Securities Exchange Act of 1934 is the Registrant’s Form N-CSR filing for the period ending March 31, 2016.

If you have any questions or comments regarding this filing, please contact the undersigned at (617) 663-4497.

Sincerely,

/s/ Salvatore Schiavone

__________________________

Salvatore Schiavone
Treasurer